Community Financial Corporation 38 North Central Avenue Staunton, Virginia 24401 March 9, 2010

Mr. John Nolan
Senior Staff Accountant
United States Securities and
Exchange Commission
Division of Corporate Finance
100 F Street, N. E.
Washington, D.C. 20549

Dear Mr. Nolan,

I appreciate your time today and the granting of a 14 day extension to respond to the letter from your office dated February 23, 2010. Our file no. is 000-18265. Again, thanks for your cooperation.

Sincerely,

/s/ R. Jerry Giles
R. Jerry Giles
SVP/CFO
(540) 213-1222